FORM 55-102F6
INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and … for purposes of the adminis… Some of the required infor… disclosed to any person or… may contact the securities … ion required under this form is collected on behalf of and used by the securities regulatory authorities set out below …curities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. …gislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be …thorities or their authorized representatives. If you have any questions about the collection and use of this information, you …equired information is filed, at the address(es) or telephone number(s) set out on the back of this report.

04010481

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

GLOBAL TREE TECHNOLOGIES INC.

SUPPL

12g 82-2749

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 29 / 01 / 02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☐ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: JOHNSTON

GIVEN NAMES: ELSTON

NO. / STREET / APT: 4655 MONCTON STREET

CITY: RICHMOND

PROV: B.C. POSTAL CODE: V7E 3A8

BUSINESS TELEPHONE NUMBER: 604 - 688 - 3304

BUSINESS FAX NUMBER: 604 - 682 - 6038

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- ☒ ALBERTA
- ☒ BRITISH COLUMBIA
- ☐ MANITOBA
- ☐ NEWFOUNDLAND
- ☐ NOVA SCOTIA
- ☐ ONTARIO
- ☐ QUÉBEC
- ☐ SASKATCHEWAN

+SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
OPTIONS	500000	02 03 04	97		500000			Ø	1	
WARRANTS	440000	02 03 04	55		440000			Ø	1	
COMMON	1244015	03 03 04	11	315666		.025		1559681	1	

PROCESSED
MAR 11 2004
THOMSON FINANCIAL

04 MAR 11 AM 7:21

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

97- OPTIONS CANCELLED

dlw 3/11

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): ELSTON JOHNSTON

SIGNATURE:

DATE OF THE REPORT (DAY MONTH YEAR): 10 03 04